UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273003) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2024).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:        November 14, 2023

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the six months ended September 30, 2023 <Under Japanese GAAP>	November 14, 2023

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2023

Dividend payment date: December 1, 2023

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the six months ended September 30, 2023)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2023	¥ 4,482,985	53.7%	¥ 709,232	(2.3)%	¥ 526,465	0.2%

Six months ended September 30, 2022	2,916,911	48.4	726,071	15.2	525,427	15.2

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2023: ¥1,257,766 million [78.3%]
		(b) for the six months ended September 30, 2022: ¥705,361 million [14.7%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2023	¥ 394.40	¥ 394.28

Six months ended September 30, 2022	383.23	383.10

   (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net assets ratio
As of September 30, 2023	¥ 293,725,065	¥ 13,821,086	4.7%

As of March 31, 2023	270,428,564	12,791,106	4.7

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2023: ¥13,694,683 million (b) as of March 31, 2023: ¥12,680,465 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2023	¥ —	¥ 115.00	¥ —	¥ 125.00	¥ 240.00
Fiscal year ending March 31, 2024	—	135.00
Fiscal year ending March 31, 2024 (Forecast)			—	135.00	270.00

Note:	Dividend forecast which was announced in May 2023 is revised.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2024)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2024	¥ 920,000	14.2%	¥ 700.41

Notes:	1.	Earnings forecast which was announced in May 2023 is revised.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2023. The Board of Directors resolved on November 14, 2023 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own shares.

* Notes

 (1) There were no changes in material consolidated subsidiaries in the period.

 (2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

 (3) Number of shares issued (common stocks)

	As of September 30, 2023	As of March 31, 2023
(a) Number of shares issued (including treasury stocks)	1,337,529,084 shares	1,374,691,194 shares
(b) Number of treasury stocks	3,455,590 shares	30,070,650 shares

	Six months ended September 30, 2023	Six months ended September 30, 2022
(c) Average number of shares issued in the period	1,334,846,202 shares	1,371,054,006 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2023)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income

Six months ended

September 30, 2023	¥ 280,170	54.8%	¥ 98,180	105.1%	¥ 91,720	106.3%	¥ 94,155	98.6%

September 30, 2022	181,031	26.0	47,872	9.1	44,467	16.1	47,421	13.2

	Earnings per share

Six months ended

September 30, 2023	¥ 70.54

September 30, 2022	34.59

Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2023	¥ 19,276,761	¥ 5,938,447	30.8%

As of March 31, 2023	17,046,916	6,060,165	35.5
Note:	Stockholders’ equity:
(a) as of September 30, 2023: ¥ 5,937,444 million (b) as of March 31, 2023: ¥ 6,059,020 million

[Note on interim audit procedures]

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Appendix: Financial results for the six months ended September 30, 2023 supplementary information

Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2023	September 30, 2023

Assets:
Cash and due from banks	¥ 75,913,960	¥ 77,411,258
Call loans and bills bought	5,684,812	6,088,010
Receivables under resale agreements	5,785,945	7,753,303
Receivables under securities borrowing transactions	5,576,612	6,031,785
Monetary claims bought	5,558,287	5,427,975
Trading assets	8,751,204	11,127,530
Money held in trust	12,957	13,149
Securities	33,213,165	40,431,009
Loans and bills discounted	98,404,137	102,448,793
Foreign exchanges	1,942,764	2,238,431
Lease receivables and investment assets	226,302	257,744
Other assets	13,243,899	17,311,905
Tangible fixed assets	1,494,527	1,551,296
Intangible fixed assets	897,848	939,136
Net defined benefit asset	704,654	725,072
Deferred tax assets	74,084	88,703
Customers’ liabilities for acceptances and guarantees	13,693,771	14,605,432
Reserve for possible loan losses	(750,369)	(725,472)

Total assets	¥ 270,428,564	¥ 293,725,065

Liabilities:
Deposits	¥ 158,770,253	¥ 162,448,935
Negotiable certificates of deposit	13,025,555	13,772,058
Call money and bills sold	2,569,055	2,161,557
Payables under repurchase agreements	16,772,716	22,665,537
Payables under securities lending transactions	1,521,271	1,393,357
Commercial paper	2,349,956	2,093,812
Trading liabilities	8,066,745	10,476,369
Borrowed money	13,674,830	14,370,861
Foreign exchanges	1,465,847	2,277,501
Short-term bonds	424,000	708,500
Bonds	10,365,003	12,340,347
Due to trust account	2,413,464	2,111,631
Other liabilities	11,923,748	17,827,867
Reserve for employee bonuses	96,254	69,112
Reserve for executive bonuses	3,307	—
Net defined benefit liability	35,449	36,041
Reserve for executive retirement benefits	1,133	954
Reserve for point service program	28,659	31,763
Reserve for reimbursement of deposits	10,845	8,574
Reserve for losses on interest repayment	128,378	112,267
Reserves under the special laws	3,902	4,259
Deferred tax liabilities	265,354	359,286
Deferred tax liabilities for land revaluation	27,952	27,945
Acceptances and guarantees	13,693,771	14,605,432

Total liabilities	257,637,458	279,903,979

Net assets:
Capital stock	2,342,537	2,344,038
Capital surplus	694,052	685,660
Retained earnings	7,423,600	7,586,692
Treasury stock	(151,798)	(17,721)

Total stockholders’ equity	10,308,391	10,598,670

Net unrealized gains (losses) on other securities	1,373,521	1,505,869
Net deferred gains (losses) on hedges	(13,293)	61,996
Land revaluation excess	35,005	35,041
Foreign currency translation adjustments	843,614	1,369,518
Accumulated remeasurements of defined benefit plans	133,226	123,588

Total accumulated other comprehensive income	2,372,074	3,096,013

Stock acquisition rights	1,145	1,002
Non-controlling interests	109,495	125,400

Total net assets	12,791,106	13,821,086

Total liabilities and net assets	¥ 270,428,564	¥ 293,725,065

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2022	2023
Ordinary income	¥2,916,911	¥4,482,985
Interest income	1,533,167	2,923,705
Interest on loans and discounts	1,042,032	1,751,125
Interest and dividends on securities	216,433	305,920
Trust fees	3,044	3,784
Fees and commissions	703,822	804,513
Trading income	8,807	164,795
Other operating income	461,639	439,872
Other income	206,430	146,313
Ordinary expenses	2,190,840	3,773,752
Interest expenses	659,577	2,035,952
Interest on deposits	230,104	800,847
Fees and commissions payments	115,529	119,549
Trading losses	111,252	229,906
Other operating expenses	191,766	133,937
General and administrative expenses	962,562	1,082,198
Other expenses	150,152	172,207
Ordinary profit	726,071	709,232
Extraordinary gains	378	168
Extraordinary losses	1,775	3,014
Income before income taxes	724,674	706,386
Income taxes-current	146,053	176,906
Income taxes-deferred	47,692	837
Income taxes	193,746	177,743
Profit	530,927	528,642
Profit attributable to non-controlling interests	5,500	2,176
Profit attributable to owners of parent	¥525,427	¥526,465

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2022	2023
Profit	¥530,927	¥528,642
Other comprehensive income	174,433	729,123
Net unrealized gains (losses) on other securities	(668,609)	126,098
Net deferred gains (losses) on hedges	98,664	71,528
Foreign currency translation adjustments	644,993	476,785
Remeasurements of defined benefit plans	(8,200)	(9,683)
Share of other comprehensive income of affiliates	107,585	64,394
Total comprehensive income	705,361	1,257,766
Comprehensive income attributable to owners of parent	697,209	1,250,368
Comprehensive income attributable to non-controlling interests	8,151	7,397

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2022	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the period
Issuance of new stock	658	658			1,317
Cash dividends			(143,936)		(143,936)
Profit attributable to owners of parent			525,427		525,427
Purchase of treasury stock				(34)	(34)
Disposal of treasury stock		(45)		320	274
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Reversal of land revaluation excess			12		12
Transfer from retained earnings to capital surplus		45	(45)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	658	387	381,458	285	382,790

Balance at the end of the period	¥2,342,537	¥694,052	¥7,297,926	¥(13,116)	¥10,321,399

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Net changes in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Balance at the end of the period	¥960,324	¥42,636	¥36,307	¥1,179,188	¥112,919	¥2,331,376

	Millions of yen
Six months ended September 30, 2022	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥1,475	¥97,641	¥12,197,331
Changes in the period
Issuance of new stock			1,317
Cash dividends			(143,936)
Profit attributable to owners of parent			525,427
Purchase of treasury stock			(34)
Disposal of treasury stock			274
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Reversal of land revaluation excess			12
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(273)	9,223	180,719

Net changes in the period	(273)	9,223	563,510

Balance at the end of the period	¥1,201	¥106,864	¥12,760,842

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2023	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the period
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(168,077)		(168,077)
Profit attributable to owners of parent			526,465		526,465
Purchase of treasury stock				(61,326)	(61,326)
Disposal of treasury stock		(99)		242	143
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(9,892)			(9,892)
Reversal of land revaluation excess			(35)		(35)
Transfer from retained earnings to capital surplus		195,259	(195,259)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,501	(8,391)	163,092	134,076	290,278

Balance at the end of the period	¥2,344,038	¥685,660	¥7,586,692	¥(17,721)	¥10,598,670

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	132,347	75,289	35	525,903	(9,638)	723,938

Net changes in the period	132,347	75,289	35	525,903	(9,638)	723,938

Balance at the end of the period	¥1,505,869	¥61,996	¥35,041	¥1,369,518	¥123,588	¥3,096,013

	Millions of yen
Six months ended September 30, 2023	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥1,145	¥109,495	¥12,791,106
Changes in the period
Issuance of new stock			3,001
Cash dividends			(168,077)
Profit attributable to owners of parent			526,465
Purchase of treasury stock			(61,326)
Disposal of treasury stock			143
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(9,892)
Reversal of land revaluation excess			(35)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(142)	15,905	739,701

Net changes in the period	(142)	15,905	1,029,980

Balance at the end of the period	¥1,002	¥125,400	¥13,821,086

(4) Note on going concern

Not applicable.